

July 9, 2012

<u>Via Email</u>
Ms. Donna Singer
Executive Vice President
Pure Bioscience, Inc.
1725 Gillespie Way
El Cajon, CA 92020

	Re:	**Pure Bioscience, Inc.**
		Amendment No. 1 to
		Preliminary Proxy Statement on Schedule 14A
		Filed July 6, 2012
		File No. 1-14468

Dear Ms. Singer:

We have reviewed your filing and have the following comments.

General

1. Please refer to your response to prior comment 4. We note that the Company has not complied with Exchange Act Rule 14a-13. Please revise the proxy statement to acknowledge and outline such non-compliance. While the staff of the Division of Corporation Finance will not undertake any further examination of the Company's non-compliance with this rule at this time, please confirm in your response that the Company understands that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

Form of Proxy Card

2. Please revise the form of proxy card to clearly mark it as "Preliminary Copy." Refer to Exchange Act Rule 14a-6(e)(1).

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact me at (202) 551-3757 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Mellissa Campbell Duru

                                        Mellissa Campbell Duru
                                        Special Counsel
                                        Office of Mergers and Acquisitions

Cc (via email):Scott M. Stanton, Esq.
                Morrison & Foerster